EXHIBIT 99.1

Colliers Reports Fourth Quarter Results

Strong full year performance driven by high value recurring revenues

Fourth quarter and full year operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2022	2021	2022	2021

Revenues	$1,222.4	$1,345.5	$4,459.5	$4,089.1
Adjusted EBITDA (note 1)	202.7	192.0	630.5	544.3
Adjusted EPS (note 2)	2.31	2.25	6.99	6.18

GAAP operating earnings (loss)	103.8	138.4	332.5	(131.5)*
GAAP diluted EPS	0.51	0.92	1.05	(9.09)*
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the fourth quarter and year ended December 31, 2022. All amounts are in US dollars.

For the quarter ended December 31, 2022, revenues were $1.22 billion, down 9% (5% in local currency), adjusted EBITDA (note 1) was $202.7 million, up 6% (9% in local currency) and adjusted EPS (note 2) was $2.31, up 3% versus the prior year period. Fourth quarter adjusted EPS would have been approximately $0.10 higher excluding foreign exchange impacts. GAAP operating earnings were $103.8 million as compared to $138.4 million. GAAP diluted net earnings per share were $0.51 versus $0.92 in the prior year quarter. Fourth quarter GAAP diluted EPS would have been approximately $0.10 higher excluding changes in foreign exchange rates.

For the full year ended December 31, 2022, revenues were $4.46 billion, up 9% (13% in local currency), adjusted EBITDA (note 1) was $630.5 million, up 16% (19% in local currency) and adjusted EPS (note 2) was $6.99, up 13% versus prior year. Full year ended December 31, 2022 adjusted EPS would have been approximately $0.22 higher excluding foreign exchange impacts. The GAAP operating earnings were $332.5 million and included a $26.8 million loss on disposal of operations in Russia. The prior year GAAP operating loss of $131.5 million included the $471.9 million settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO in April 2021. The GAAP diluted earnings per share were $1.05 as compared to a diluted loss per share of $9.09. Full year ended December 31, 2022 GAAP diluted EPS would have been approximately $0.24 higher excluding changes in foreign exchange rates.

“During the fourth quarter, Investment Management and Outsourcing & Advisory delivered strong revenue growth while Leasing matched the record results from the prior year period. As expected, interest rate volatility, challenging debt availability and geopolitical issues impacted our Capital Markets results in our seasonally strongest quarter and we expect this to continue through the first half of 2023. However, transactions are still being completed and pent-up demand should translate into additional volumes in future quarters as conditions stabilize,” said Jay S. Hennick, Global Chairman & CEO of Colliers.

“Strong full year performance driven by high value recurring revenue streams continues to transform Colliers into a different kind of diversified services company. With our globally balanced and highly diversified business model, significant recurring revenue, and proven record of capitalizing on opportunities, Colliers is stronger and more resilient than ever. Earnings from recurring revenues now represent 58% of our proforma EBITDA, well on the way to our goal of 65% by the end of 2025.”

“Throughout 2022, we completed a record $1.0 billion in acquisitions across our global enterprise. These acquisitions not only strengthen our core, but they also create additional opportunities to drive share value. In Investment Management, we finished the year with total assets under management of $98 billion, placing Colliers among the top global players in the alternative private capital industry in just six years.”

“Colliers has a highly respected global brand and growth platform, well-balanced and highly diversified business model and an enterprising culture with significant inside ownership. Most importantly, we have a proven track record of delivering about 20% annual growth in share value to shareholders over the past 28 years setting us apart from most other growth companies,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$519,084	$479,593	8%	14%	$1,872,328	$1,599,313	17%	22%
Investment Management (1)	121,307	79,511	53%	53%	378,881	252,890	50%	50%
Leasing	335,724	336,876	0%	3%	1,124,106	1,000,683	12%	16%
Capital Markets	246,290	449,485	-45%	-43%	1,084,172	1,236,243	-12%	-9%
Total revenues	$1,222,405	$1,345,465	-9%	-5%	$4,459,487	$4,089,129	9%	13%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 87% and 61% for the three months and year ended December 31, 2022, respectively.

Consolidated revenues for the fourth quarter decreased 5% on a local currency basis with Capital Markets declining in its seasonally strongest quarter due to global interest rate volatility and challenging debt capital market conditions. Investment Management and Outsourcing & Advisory generated robust growth, while Leasing matched the record results of the prior year period. Consolidated internal revenues measured in local currencies declined 11% (note 3) versus the prior year quarter entirely on lower Capital Markets activity.

For the year ended December 31, 2022, consolidated revenues increased 13% on a local currency basis driven by strong growth in Investment Management, Outsourcing & Advisory and Leasing. Consolidated internal revenues measured in local currencies were up 6% (note 3).

Segmented Fourth Quarter Results
Revenues in the Americas region totalled $678.9 million for the fourth quarter, down 17% (16% in local currency) versus $813.6 million in the prior year quarter. The decline was related to the interest rate driven slowdown in Capital Markets relative to record volumes generated in the prior year’s seasonally strongest quarter. Outsourcing & Advisory revenues were up solidly, particularly Engineering & Design (including recent acquisitions) and Property Management while Leasing revenues matched record levels generated in the prior year period. Adjusted EBITDA was $82.9 million, down 12% (11% in local currency) with Adjusted EBITDA margins improving by 60 basis points on lower average commission levels, lower incentive compensation and a reduction in discretionary costs. GAAP operating earnings were $52.0 million, relative to $78.8 million in the prior year quarter.

Revenues in the EMEA region totalled $228.3 million, down 2% (up 8% in local currency) compared to $233.1 million in the prior year quarter. Revenue growth, in local currency, was driven by robust activity in Outsourcing & Advisory (including recent acquisitions), offset by a decline in Capital Markets activity due to interest rate volatility and geopolitical uncertainty, Adjusted EBITDA was $35.9 million, down 15% (9% in local currency) relative to the prior year quarter primarily due to changes in service mix. GAAP operating earnings were $30.4 million, versus operating earnings of $34.9 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $193.6 million compared to $219.1 million in the prior year quarter, down 12% (3% in local currency). Revenues were impacted by interest rate volatility and ongoing COVID-19 restrictions in several Asian markets, especially China. Adjusted EBITDA was $34.3 million, down 11% (2% in local currency) relative to the prior year quarter. GAAP operating earnings were $29.0 million, versus $35.3 million in the prior year quarter.

Investment Management revenues for the fourth quarter were $121.3 million compared to $79.5 million in the prior year quarter, up 53% (53% in local currency). Passthrough revenue from historical carried interest was $3.6 million in the quarter versus $16.4 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 86% (87% in local currency) driven by (i) acquisitions and (ii) management fee growth from increased assets under management. Adjusted EBITDA was $53.1 million, up 88% (88% in local currency) over the prior year quarter. GAAP operating loss was $18.8 million in the quarter, versus earnings of $19.8 million in the prior year quarter with the reduction attributable to contingent acquisition consideration related to recent acquisitions. Assets under management were $97.7 billion as of December 31, 2022, up 92% from $51.0 billion as of December 31, 2021.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.5 million in the fourth quarter, relative to $11.5 million in the prior year with the decrease attributable to a reduction in performance-based compensation expense in the current period. The corporate GAAP operating earnings for the quarter were $11.2 million relative to a loss of $30.4 million in the fourth quarter of 2021, with the current period benefitting from lower performance-based compensation and the prior year period impacted by contingent acquisition consideration expense.

Segmented Full Year Results
Revenues in the Americas region totalled $2.76 billion for the full year compared to $2.49 billion in the prior year, up 11% (11% in local currency). Revenue growth was led by Outsourcing & Advisory, including Engineering & Design (including recent acquisitions) and Leasing, which benefitted from increased activity in office and industrial asset classes. Capital Markets revenues were impacted by interest rate volatility and market uncertainty which reduced sales brokerage and debt origination activity in the second half of the year. Adjusted EBITDA was $332.3 million, up 12% (13% in local currency) from $296.1 million in the prior year, driven by (i) higher revenues; (ii) the positive impact of recent acquisitions and (iii) an $11.4 million gain on the termination of a lease. GAAP operating earnings were $254.4 million, versus $233.8 million in 2021.

EMEA region revenues were $715.1 million for the full year compared to $672.7 million in the prior year, up 6% (18% in local currency). Revenue growth was led by robust Outsourcing & Advisory and Leasing activity while Capital Markets revenues were impacted by interest rate volatility and geopolitical uncertainty in the region during the year. Adjusted EBITDA was $68.5 million, down 17% (9% in local currency) versus $82.5 million in the prior year on changes in service mix. GAAP operating earnings were $9.9 million as compared to $59.6 million in 2021.

The Asia Pacific region generated revenues of $608.5 million for the full year compared to $673.7 million in the prior year, down 10% (3% in local currency). Revenues were primarily impacted by COVID-19 restrictions in several Asian markets, particularly China, which extended through most of the year. Adjusted EBITDA was $85.1 million, down 11% (3% in local currency) versus $95.2 million in the prior year. GAAP operating earnings were $72.3 million, versus $82.0 million in the prior year.

Investment Management revenues were $378.9 million compared to $252.9 million in the prior year, up 50% (50% in local currency). Pass-through revenue from historical carried interest represented $30.3 million in the current year, versus $35.0 million in the prior year. Excluding the impact of pass-through revenue, revenues were up 60% (61% in local currency) and were positively impacted by (i) acquisitions and (ii) fundraising across all investment strategies which led to increased management fees. Adjusted EBITDA was $146.0 million, up 53% (54% in local currency), relative to $95.1 million in the prior year. GAAP operating earnings were $37.1 million, versus $63.7 million in 2021, with the reduction attributable to contingent acquisition consideration expense related to recent acquisitions.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.4 million in 2022, relative to $24.7 million in the prior year primarily driven by a reduction in performance-based compensation expense. The corporate GAAP operating loss was $41.1 million, relative to $570.6 million in 2021, with the prior year impacted by the settlement of the LTIA.

Outlook for 2023
For 2023, the Company expects robust growth (including the impact of recent acquisitions) in its high value recurring service lines, Investment Management and Outsourcing & Advisory. Leasing revenues are expected to remain steady. Interest rate driven volatility and ongoing geopolitical tensions are expected to continue to impact Capital Markets activity, particularly during the first half of 2023 and moderate through the second half. The Company expects higher Adjusted EBITDA margins in 2023, primarily due to the change in business mix (greater proportion of Adjusted EBITDA coming from high-margin Investment Management) as well as cost control measures applied across the Company. Adjusted EPS growth is expected to be impacted by increased interest costs as well as a larger proportion of earnings growth generated from non-wholly owned operations.

The outlook for 2023, including the full year impact of acquisitions completed during 2022, is as follows:

Measure	2022	2023 Outlook
Revenue	$4.5 billion	$4.6 billion - $4.8 billion
AEBITDA	$630.5 million	$710 million - $750 million
AEPS	$6.99	$7.50 - $8.00

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical and related factors.

Conference Call
Colliers will be holding a conference call on Thursday, February 9, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) settlement of LTIA; (v) loss on disposal of operations; (vi) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vii) gains attributable to MSRs; (viii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (ix) restructuring costs and (x) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$61,972	$99,741	$194,544	$(237,557)
Income tax	24,976	37,020	95,010	85,510
Other income, including equity earnings from non-consolidated investments	(2,329)	(5,726)	(5,645)	(11,273)
Interest expense, net	19,163	7,319	48,587	31,819
Operating earnings (loss)	103,782	138,354	332,496	(131,501)
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	(524)	-	26,834	-
Depreciation and amortization	51,542	38,155	177,421	145,094
(Gains) losses attributable to MSRs	6,829	(8,486)	(17,385)	(29,214)
Equity earnings from non-consolidated investments	1,856	1,565	6,677	6,190
Acquisition-related items	26,406	11,235	77,144	61,008
Restructuring costs	5,023	5,018	5,485	6,484
Stock-based compensation expense	7,772	6,169	21,853	14,349
Adjusted EBITDA	$202,686	$192,010	$630,525	$544,338

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) settlement of LTIA; (iii) loss on disposal of operations; (iv) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (v) gains attributable to MSRs; (vi) acquisition-related items; (vii) restructuring costs and (viii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$61,972	$99,741	$194,544	$(237,557)
Non-controlling interest share of earnings	(16,222)	(20,317)	(53,919)	(53,465)
Interest on Convertible Notes	2,300	2,300	9,200	9,200
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	(524)	-	26,834	-
Amortization of intangible assets	39,111	25,202	128,741	99,221
Gains attributable to MSRs	6,829	(8,486)	(17,385)	(29,214)
Acquisition-related items	26,406	11,235	77,144	61,008
Restructuring costs	5,023	5,018	5,485	6,484
Stock-based compensation expense	7,772	6,169	21,853	14,349
Income tax on adjustments	(19,835)	(8,099)	(42,486)	(35,216)
Non-controlling interest on adjustments	(3,804)	(2,871)	(15,262)	(12,791)
Adjusted net earnings	$109,028	$109,892	$334,749	$293,947

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2022	2021	2022	2021

Diluted net earnings (loss) per common share(1)	$0.48	$0.89	$0.97	$(8.21)
Interest on Convertible Notes, net of tax	0.04	0.03	0.14	0.14
Non-controlling interest redemption increment	0.49	0.74	1.97	2.09
Settlement of LTIA	-	-	-	9.92
Loss on disposal of operations	-	-	0.56	-
Amortization expense, net of tax	0.50	0.31	1.63	1.25
Gains attributable to MSRs, net of tax	0.08	(0.10)	(0.20)	(0.34)
Acquisition-related items	0.51	0.18	1.45	0.93
Restructuring costs, net of tax	0.08	0.07	0.08	0.10
Stock-based compensation expense, net of tax	0.13	0.13	0.39	0.30
Adjusted EPS	$2.31	$2.25	$6.99	$6.18

Diluted weighted average shares for Adjusted EPS (thousands)	47,215	48,867	47,897	47,559
(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three months and year ended December 31, 2022 and 2021.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, plus the cash portion of the LTIA settlement, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders and distributions to non-controlling interests. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net cash provided by operating activities	$238,501	$77,908	$67,031	$288,980
Contingent acquisition consideration paid	285	7,545	69,224	18,017
Settlement of LTIA (cash portion)	-	-	-	96,186
Purchase of fixed assets	(25,874)	(13,501)	(67,681)	(57,951)
Cash collections on AR Facility deferred purchase price	(57,052)	116,907	288,004	151,202
Free cash flow	$155,860	$188,859	$356,578	$496,434

4. Local currency revenue and AEBITDA growth rate and internal revenue growth rate measures

Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
	2022	2021	2022	2021

Revenues	$1,222,405	$1,345,465	$4,459,487	$4,089,129

Cost of revenues	732,045	830,361	2,749,485	2,519,866
Selling, general and administrative expenses	309,154	327,360	1,096,107	1,022,734
Depreciation	12,431	12,953	48,680	45,873
Amortization of intangible assets	39,111	25,202	128,741	99,221
Acquisition-related items (1)	26,406	11,235	77,144	61,008
Loss on disposal of operations	(524)	-	26,834	-
Settlement of long-term incentive arrangement (2)	-	-	-	471,928
Operating earnings (loss)	103,782	138,354	332,496	(131,501)
Interest expense, net	19,163	7,319	48,587	31,819
Equity earnings from unconsolidated investments	(1,856)	(1,565)	(6,677)	(6,190)
Other (income) expense	(473)	(4,161)	1,032	(5,083)
Earnings (loss) before income tax	86,948	136,761	289,554	(152,047)
Income tax	24,976	37,020	95,010	85,510
Net earnings (loss)	61,972	99,741	194,544	(237,557)
Non-controlling interest share of earnings	16,222	20,317	53,919	53,465
Non-controlling interest redemption increment	23,246	36,136	94,372	99,316
Net earnings (loss) attributable to Company	$22,504	$43,288	$46,253	$(390,338)

Net earnings (loss) per common share

Basic	$0.52	$0.98	$1.07	$(9.09)

Diluted (3)	$0.51	$0.92	$1.05	$(9.09)

Adjusted EPS (4)	$2.31	$2.25	$6.99	$6.18

Weighted average common shares (thousands)
Basic	42,968	44,038	43,409	42,920
Diluted	47,215	48,867	43,918	42,920

Notes to Condensed Consolidated Statements of Earnings
(1)  Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)  Settlement of Long-Term Incentive Arrangement with the Company’s Chairman & CEO as approved by 95% of the Company’s disinterested shareholders. The settlement resulted in a cash payment of $96,186 and the issuance of 3,572,858 Subordinate Voting Shares on April 16, 2021.
(3)  Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the years ended December 31, 2022 and 2021.
(4)  See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	December 31,	December 31,
	2022	2021

Assets
Cash and cash equivalents	$173,661	$396,745
Restricted cash (1)	25,381	28,526
Accounts receivable and contract assets	669,803	573,710
Warehouse receivables (2)	29,623	174,717
Prepaids and other assets	269,605	353,220
Real estate assets held for sale	45,353	44,089
Current assets	1,213,426	1,571,007
Other non-current assets	166,726	120,071
Fixed assets	164,493	144,755
Operating lease right-of-use assets	341,623	316,517
Deferred tax assets, net	63,460	68,502
Goodwill and intangible assets	3,148,449	1,652,878
Total assets	$5,098,177	$3,873,730

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,128,754	$1,082,774
Other current liabilities	100,840	186,089
Long-term debt - current	1,360	1,458
Warehouse credit facilities (2)	24,286	162,911
Operating lease liabilities - current	84,989	80,928
Liabilities related to real estate assets held for sale	1,353	23,095
Current liabilities	1,341,582	1,537,255
Long-term debt - non-current	1,437,739	529,596
Operating lease liabilities - non-current	322,496	296,633
Other liabilities	139,392	120,489
Deferred tax liabilities, net	57,754	42,371
Convertible notes	226,534	225,214
Redeemable non-controlling interests	1,079,306	536,903
Shareholders' equity	493,374	585,269
Total liabilities and equity	$5,098,177	$3,873,730

Supplemental balance sheet information
Total debt (3)	$1,439,099	$531,054
Total debt, net of cash and cash equivalents (3)	1,265,438	134,309
Net debt / pro forma adjusted EBITDA ratio (4)	1.8	0.3

Notes to Condensed Consolidated Balance Sheets

(1)  Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)  Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)  Excluding warehouse credit facilities and convertible notes.
(4)  Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2022	2021	2022	2021

Cash provided by (used in)

Operating activities
Net earnings (loss)	$61,972	$99,741	$194,544	$(237,557)
Items not affecting cash:
Depreciation and amortization	51,542	38,155	177,421	145,094
Settlement of long-term incentive arrangement	-	-	-	375,742
Loss (gain) on disposal of operations	(524)	-	26,834	-
(Gains) losses attributable to mortgage servicing rights	6,829	(8,486)	(17,385)	(29,214)
Gains attributable to the fair value of loan
premiums and origination fees	(1,764)	(14,040)	(16,582)	(48,839)
Deferred income tax	(9,799)	(4,081)	(25,997)	(37,538)
Other	32,909	18,871	115,951	105,933
	141,165	130,160	454,786	273,621

Increase in accounts receivable, prepaid
expenses and other assets	(52,907)	(182,709)	(469,062)	(322,331)
Increase in accounts payable, accrued
expenses and other liabilities	47,655	77,561	39,166	153,119
Increase (decrease) in accrued compensation	78,095	172,044	(85,547)	246,278
Contingent acquisition consideration paid	(285)	(7,545)	(69,224)	(18,017)
Mortgage origination activities, net	4,722	9,051	25,639	54,443
Sales to AR Facility, net	20,056	(120,654)	171,273	(98,133)
Net cash provided by operating activities	238,501	77,908	67,031	288,980

Investing activities
Acquisition of businesses, net of cash acquired	(413,208)	(56,035)	(1,007,297)	(60,832)
Purchases of fixed assets	(25,874)	(13,501)	(67,681)	(57,951)
Purchase of held for sale real estate assets	(44,000)	(20,973)	(161,042)	(31,074)
Proceeds from sale of held for sale real estate assets	89,073	10,080	137,578	10,080
Cash collections on AR Facility deferred purchase price	(57,052)	116,907	288,004	151,202
Other investing activities	(18,337)	(25,903)	(62,406)	(60,839)
Net cash (used in) provided by investing activities	(469,398)	10,575	(872,844)	(49,414)

Financing activities
Increase in long-term debt, net	254,000	157,060	929,041	72,063
(Purchases) sales of non-controlling interests, net	(189)	14,648	(31,622)	(5,534)
Dividends paid to common shareholders	-	-	(13,100)	(4,209)
Distributions paid to non-controlling interests	(8,193)	(8,010)	(62,926)	(51,508)
Repurchases of Subordinate Voting Shares	(39,362)	-	(165,728)	-
Other financing activities	3,617	(916)	(42,748)	7,789
Net cash provided by financing activities	209,873	162,782	612,917	18,601

Effect of exchange rate changes on cash	4,626	(5,465)	(33,333)	(10,429)

Net change in cash and cash
equivalents and restricted cash	(16,398)	245,800	(226,229)	247,738
Cash and cash equivalents and
restricted cash, beginning of period	215,440	179,471	425,271	177,533
Cash and cash equivalents and
restricted cash, end of period	$199,042	$425,271	$199,042	$425,271

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US$)

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2022
Revenues	$678,878	$228,346	$193,631	$121,286	$264	$1,222,405
Adjusted EBITDA	82,933	35,920	34,253	53,070	(3,490)	202,686
Operating earnings (loss)	52,015	30,364	29,022	(18,831)	11,212	103,782

2021
Revenues	$813,573	$233,116	$219,089	$79,523	$164	$1,345,465
Adjusted EBITDA	94,476	42,367	38,391	28,277	(11,501)	192,010
Operating earnings (loss)	78,818	34,903	35,281	19,759	(30,407)	138,354

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2022
Revenues	$2,756,345	$715,140	$608,460	$378,881	$661	$4,459,487
Adjusted EBITDA	332,347	68,501	85,092	145,955	(1,370)	630,525
Operating earnings (loss)(1)	254,375	9,891	72,256	37,055	(41,081)	332,496

2021
Revenues	$2,489,217	$672,737	$673,661	$252,890	$624	$4,089,129
Adjusted EBITDA	296,133	82,505	95,238	95,122	(24,660)	544,338
Operating earnings (loss)	233,788	59,606	82,023	63,659	(570,577)	(131,501)

Notes to Segmented Results

(1)  Operating earnings (loss) include $26,834 loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500